Mail Stop 3561

September 20, 2007

Via US Mail and Facsimile

Mr. Graham Staley
Chief Financial Officer
Companhia de bebidas das Americas – AmBev
Rua Dr. Renato Paes de Barros, 1017, 4 ander
04530-001 Sao Paulo, SP, Brazil

> **Re: Companhia de bebidas das Americas – AmBev**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed July 9, 2007**
> **File No. 001-15194**

Dear Mr.Staley:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the fiscal year ended December 31, 2005 filed July 16, 2007

1. We note your amendment was made solely to include signature pages. The language of the certification relates to disclosure required to be included in the filing. Please file a full amendment that includes the entire report and new corrected signed certifications. See also our comments below on Exhibits 12.1 and 12.2.

Form 20-F for the fiscal year ended December 31, 2006 filed July 9, 2007

Item 5. Operating and Financial Review and Prospects, page 39

Tabular Disclosure of Contractual Obligations, page 61

2. Please revise your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Financial Statements

Note 1. Our Group and Operations, page F-11

3. Reference is made to the last paragraph of your disclosure regarding your acquisition of control in Quilmes Industrial S.A. Please advise us and disclose the nature of the options that would no longer be exercised and by whom, the date it was agreed the options would no longer be exercised, and the consideration, if any for not exercising the options.

Note 2. Summary of Our Significant Accounting Policies, page F-17
ac) Reclassifications, page F-26

4. Please explain to us the basis for reducing your reserve for contingencies by escrow deposits. Also please indicate if a right of offset exists.

<u>Item 15. Controls and Procedures, page 113</u>

5. Please advise or revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 15(a) of Form 20-F.

<u>Exhibits 12.1 and 12.2</u>

6. Please provide a separate certification for each principal executive officer and principal financial officer. See Rules 13a-14(a) and 15d-14(a).

7. Please revise to delete the title of the officer from the first sentence of each certification.

8. We note you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of the certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please make these corrections.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter keying your responses to our comments and provide any requested supplemental information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief